Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax:404-881-7777
www.alston.com

Lesley H. Solomon	Direct Dial: 404-881-7364	E-mail: lesley.solomon@alston.com
April 28, 2009
Via EDGAR
Ms. Sonia G. Barros
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	Grubb & Ellis Healthcare REIT, Inc. Post Effective Amendment No. 11 to Form S-11 Filed April 21, 2009 File No. 333-133652
Dear Ms. Barros:
     This letter sets forth the responses of Grubb & Ellis Healthcare REIT, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission provided orally on April 27, 2009, with regard to the above-referenced filing. For your convenience, we have set forth below the Staff’s comments followed by the relevant responses.
Supplement No. 4 dated April 21, 2009
Recent Acquisitions, page 21
1. Comment: Please revise your disclosure to disclose the yield for the properties listed in the Recent Acquisitions table.
     Response: None of the properties listed in the Recent Acquisitions table were determined to be material to the Company, nor are such properties material to the Company in the aggregate. Therefore, the Company does not believe that such information is material to investors.
Information Regarding Our Distributions, page 23-24
2. Comment: Please revise your disclosure to include a chart for the most recent four fiscal quarters setting forth the amount of distributions paid, the amount reinvested
Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Sonia G. Barros
April 28, 2009

and the source for the payment of such distributions, including cash flow from operations.
     Response: The Company will include the chart set forth below in the final version of Supplement No. 4, filed pursuant to Rule 424(b)(3), in response to the Staff’s comment.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2008	2008	2008	2008
Distributions paid in cash	$5,669,000	$4,144,000	$2,961,000	$2,169,000
Distributions reinvested	5,192,000	3,572,000	2,437,000	1,898,000
Total distributions	$10,861,000	$7,716,000	$5,398,000	$4,067,000
Source of distributions:
Cash flow from operations	$5,044,000	$7,716,000	$4,455,000	$2,586,000
Offering proceeds	5,817,000	—	943,000	1,481,000
Total sources	$10,861,000	$7,716,000	$5,398,000	$4,067,000
     Thank you for your consideration of the Company’s responses to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 881-7364.

Sincerely,
/s/ Lesley H. Solomon

Lesley H. Solomon

cc:	Scott D. Peters Kellie S. Pruitt Andrea R. Biller